PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

Exhibit to September 30, 2012 Condensed Consolidated Interim Statement of Comprehensive Income

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME COVERAGE RATIOS – MEDIUM TERM NOTES ("MTN")

The following ratios, based on the Condensed Consolidated Interim Statement of Comprehensive Income, are provided in connection with the continuous offering of medium term notes by Pembina Pipeline Corporation (the "Corporation") and are for the twelve month period then ended.

Twelve Months Ended September 30, 2012

Earnings Coverage on long-term debt (1) (2)	3.11x

(1)	Earnings coverage is equal to consolidated earnings before interest expense and income tax expense divided by interest expense (including capitalized interest) on all long term debt.

(2)	The earnings coverage ratios have been calculated excluding carrying charges for the $9.0 million in long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at September 30, 2012. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculated earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of the Corporation's earnings coverage ratios. For the twelve-month period ended September 30, 2012, earnings coverage on long-term debt would have been 3.03x.